Mail Stop 6010

June 24, 2005

Joe Puentes
President
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

      Re:	Pricester.com, Inc.
      Amendment No. 7 to Registration Statement on Form SB-2
      Filed June 6, 2005
      File No 333-118993

Dear Mr. Puentes:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please refer to prior comment 1. Please clarify the references to you and Pricester Florida and the related transactions. For example, we note the disclosure on page 53 to the spin-off to be completed. Also, update the disclosure to the extent practical. For example, revise page 18 to clarify the amount due to Mr. Jordan after the issuance of 250,000 shares to him. Also, revise page 18 to update the listing of products and websites. As other examples, update the status development of the personal website, lead generation program and specialty stores disclosed on pages 21-27 and update the status of the call center agreement on page 37 and any material delays. In addition, update page 30 concerning the status of the provisional patent filed in 2003.

Business, page 17
2. Please refer to prior comment 6. Please clarify why you have received revenues primarily from Pricester Complete. We note the disclosure on pages 18 and 19 about the number of websites, item listings, members, visitors a month and hits per month and the first paragraph on pages 19 and 20 about what you allow consumers to do.

Third Party Providers, page 33
3. The disclosure about the World Choice agreement appears to conflict with the agreement. For example, we note section 5 of the agreement concerning exclusive marketing compared to the disclosure on page 33. Also, expand page 33 to discuss the hotel commissions.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 34
4. Please expand the disclosure to discuss the increase in accounts payable, the decrease in the loan receivable and the material terms of the notes payable, such as the interest rate and due date. In addition, discuss in greater detail how you used the proceeds, such as the cost for the commercial and infomercial to the extent applicable. Quantify the disclosure to the extent practical. Also, file the note as an exhibit.

Plan of Operations, page 36
5. The disclosure on page 37 of the timeline in the table conflicts with the further description of milestones on page 37. Also, clarify the extent to which each milestone needs to be completed before you can begin the next milestone. In addition, clarify how long you can satisfy your cash requirements and how you intend to fund your marketing program.
6. Please refer to prior comment 10. Please disclose any expected significant change in the number of contractors and employees, such as programmers, designers and salespersons over the next twelve months. Also, clarify whether the fourteen salespersons are your employees or contractors.
7. Please disclose when you previewed the commercial and infomercial and briefly discuss any material delays. Also, discuss your relationship with More Media Direct, such as whether you have a written agreement with them. Also, discuss the material terms of the agreement and file the agreement as an exhibit to the extent applicable.




Certain Relationships and Related Transactions, page 37
8. Please provide the disclosure required by Item 404 of Regulation
S-B.  For example, we note the amount owed to Taking a Company
Public
and the transfer of 250,000 shares to Mr. Jordan. We also note the reduction since December 31, 2004 in the amount of the loan receivable from the officer.

Executive Compensation,  page 42
9. Please refer to prior comment 12. Please revise the table to include the compensation paid to the officers and directors that you refer to in your response.

 Determination of Offering Price, page 47
10. Please discuss, if applicable, the consideration given to the recent issuances of shares of your shares, such as for cash and services, in determining the offering price.

Note 7.  Stockholders` Equity (Deficit), page 64

11. We note your disclosure that your principal shareholder donated
32,000 shares of common stock in March 2005 to be used by the Company to settle an outstanding accounts payable balance. We also note your disclosure on page 30 that Joe Puentes transferred 32,000 shares held by him to Proby & Associates, Inc. in April 2005 for previous services rendered. We further note your disclosure on page 46 describing shares Mr. Puentes transferred to other individuals as well as to Proby & Associates. Tell us and revise your filing to explain how you accounted for these transactions. Revise your filing to also clarify the timing of these transactions. Cite the accounting literature relied upon and tell us how SAB Topic 5.T. impacts your conclusions.

Note 13.  Recent Accounting Pronouncements, page 70

12. We note your disclosure that SFAS 123(R) will have no impact on your financial statements since you have accounted for all awards granted to employees using the fair value method. We also note your disclosure in Note 12 to the financial statements that you have not recorded $10,000 related to the fair value of your stock options that were granted to employees. Please tell us and revise your filing to clarify your accounting policy for equity instruments including stock options issued to employees. In your disclosure, please also clarify why the adoption of SFAS 123(R) would not materially impact your financial statements.

Note 14.  Common Stock Options, page 97

13. Please refer to prior comment 13. Please revise your filing to include this proposed disclosure.

Item 26.  Recent Sales of Unregistered Securities
14. Please disclose the exemption from registration for the issuance of shares in April 2004 and May 2004.

Item 27.  Exhibits
15. Please revise the exhibit index. For example, we note the reference to two agreements filed as Exhibit 10.4 and footnote 1 to
Exhibit 5.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins at (202) 551-3639 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


      Sincerely,


							Thomas A. Jones
							Senior Attorney

cc (via fax): Jody Walker, Esq.







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Joe Puentes
Pricester.com, Inc.
June 24, 2005
Page 1